September 20, 2021

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Technology 100 F. Street, N.E. Washington, D.C. 20549 Attn: Matthew Derby, Staff Attorney	By EDGAR

Re:	IKONICS Corp. Amendment No. 2 to Registration Statement on Form S-4 Filed August 11, 2021 File No. 333-258335

Dear Mr. Derby:

On behalf of IKONICS Corporation (“IKONICS”) and Telluride Holdco, Inc. (“Holdco” and, together with IKONICS, the “Registrant”), I am pleased to submit this response to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) on the above-referenced Amendment No. 2 to Registration Statement on Form S-4 filed with the Commission by the Registrant on August 11, 2021 (the “Filing”). The responses herein should be read in conjunction with the accompanying Amendment No. 3 to Registration Statement on Form S-4 (the “Revised Filing” and, collectively with the Filing, the “Registration Statement”).

The supplemental information set forth herein has been supplied by the Registrant for use in connection with the Staff’s review of the responses described below, and all such responses have been reviewed and approved by the Registrant. For convenience, each of the Staff’s consecutively numbered comments is provided as set forth in the letter dated September 9, 2021, followed by the registrant’s response.

Registration Statement on Form S-4/A

Cover Page

1.	We note that TeraWulf's significant shareholders, AOW Capital LLC and Stammtisch Investments LLC are expected to beneficially own a controlling interest in the company after the business combination. Please revise the cover page to disclose this beneficial ownership and note the significant control those shareholders will have over the Company.

Response: The cover page of the Revised Filing has been revised to disclose the expected concentrations of beneficial ownership and voting power and the resulting significant control that may be exercised over the Registrant.

Securities and Exchange Commission

September 20, 2021

The Mergers, page 12

2.	Please revise to clarify whether the company currently intends to liquidate, spin-off, or license the legacy IKONICS assets and operations as contemplated in the Contingent Value Rights issued by Telluride HoldCo.

Response: The Revised Filing contains supplemental disclosure clarifying the intent to seek a sale of the legacy IKONICS assets and operations after consummation of the mergers. Please see pages 15 and 113 for an example.

3.	Please clearly disclose that this transaction will result in a change of control (both in beneficial ownership and management) and that after the merger, the Company intends to operate in an entirely different sector and operations will be conducted primarily through TeraWulf.

Response: The Revised Filing contains additional prominent disclosure that the second merger will result in a change of control and that the post-merger company intends to operate in an entirely different sector and a substantial majority of the Registrant’s operations will be conducted through TeraWulf. Please see pages 12 and 62.

Controlled ' Exemption, page 22

4.	We note your disclosure here, and elsewhere that the "precise percentage of Holdco common stock that will be controlled by AOW Capital LLC and Stammtisch Investments LLC cannot be determined until the closing of the mergers." Furthermore, we note the disclosure in Note 5 to the financial statements that "the Series A Preferred Stock will automatically convert into common shares upon the closing of a QLE..." Please revise to provide a range of scenarios and estimated ownership percentages that will be held by participants following the completion of the transactions.

Response: The Revised Filing contains disclosure with respect to the percentage of Holdco’s voting power that Paul Prager, TeraWulf's Chief Executive Officer, and Stammtisch Investments LLC together are expected to hold following the consummation of the mergers as well as changes to this percentage assuming a 20% increase or decrease in the closing sales price per share of IKONICS common stock. Please see pages 22, 23, 42, 43, 149 and 150.

Unaudited Pro Forma Condensed Combined Financial Information, page 24

5.	We note that adjustment (e) reflects approximately $17,000,000 for the estimated aggregate transaction costs for both TeraWulf and IKONICS, such as legal, financial advisory and accounting expenses that were not incurred as of March 31, 2021. Since you are accounting for the transaction as a business combination, please explain why these costs are not reflected in the unaudited pro forma condensed combined statements of operations. We refer you to Article 11-02 (a)(6)(i)(B) of Regulation S-X.

Response: Please be advised that the Registrant intends for the method of presentation in the existing disclosure to follow the Staff’s interpretation set forth in Section 3250.1(c)(i) of the Division of Corporation Finance’s Financial Reporting Manual, which provides that for direct, incremental costs of the specific acquisition which are not yet reflected in the historical financial statements of either the target or acquirer, no adjustment should be reflected in the pro forma statement of comprehensive income, but the pro forma balance sheet should reflect an adjustment (as the costs are non-recurring and directly related to the transaction).

Securities and Exchange Commission

September 20, 2021

6.	We note that adjustment (g) represents awards with respect to shares of common stock issued to certain employees of Beowulf Electricity & Data Inc. (“Beowulf E&D”), a company controlled by TeraWulf’s Chief Executive Officer, upon consummation of the mergers in accordance with the administrative and infrastructure services agreements, dated as of April 27, 2021. Please explain why you are using the closing price per share of IKONICS Common Stock as of July 6, 2021 to value share awards due to Beowulf E&D employees. Explain whether you considered using the $25.79 Implied Holdco share price to value the share awards due to Beowulf E&D employees. Revise to present the expense associated with this transaction as a related party on the face of your unaudited pro forma condensed combined statements of operations.

Response: Adjustment (h) to the unaudited pro forma condensed combined financial information appearing in the Revised Filing on page 35 has been revised to use the Implied Holdco share price to value the share awards due to employees of Beowulf Electricity & Data Inc. The Registrant further advises the Staff that the unaudited pro forma condensed combined statement of operations has been revised to present the expense associated with the shares of common stock to be issued to certain employees of Beowulf Electricity & Data Inc. as a related party expense.

7.	We note on June 15, 2021 that Nautilus Cryptomine LLC (“Nautilus”) executed purchase agreements whereby the estimated aggregate purchase price of the miners under the First Quarter 2022 Bitmain Agreement is approximately $98.2 million, and the estimated aggregate purchase price of the miners under the Second Quarter 2022 Bitmain Agreement is approximately $89.7 million. We also note that on March 19, 2021, TeraWulf, executed the equipment purchase agreement (the “Minerva Agreement”) for an aggregate purchase price of approximately $118.5, and the Company paid an initial deposit of $23.7 million that is included in deposits in the balance sheet as of March 31, 2021 and in May 2021 an incremental deposit of $12.3 million was paid to Minerva in connection with the Minerva Purchase Agreement. We further note from your risk factors that Holdco will be highly dependent on the Minerva agreement and each of the Bitmain agreements for the development of its business models. Due to the significance of these agreements for the development of your business, please explain your consideration of providing financial statements for Bitmain and Minerva, pursuant to Rule 3-13 of Regulation S-X.

Response: The Registrant, after consultation with TeraWulf, does not believe the stand-alone financial statements of Minerva Semiconductor Corp. or Bitmain Technologies Limited (each, a “Miner Supplier” and, together, the “Miner Suppliers”) are necessary or appropriate for an adequate presentation of the financial condition of TeraWulf, before or after the consummation of the mergers, or for the protection of investors. Each Miner Supplier is a global technology company with diverse operations and very different financial profiles from TeraWulf. The Miner Suppliers and TeraWulf are not engaged in business relationships other than in a traditional technology supplier-customer relationship. In the case of each Miner Supplier, the entity has other customers. In the case of TeraWulf, there are other suppliers of bitcoin mining equipment in the marketplace. In each case, the existing agreements with the Miner Suppliers do not hinder any party’s pursuit of business relationships outside of the respective agreements between each of the Miner Suppliers and Nautilus Cryptomine LLC.

Securities and Exchange Commission

September 20, 2021

Minerva Semiconductor Corp. holds a 5% interest in the TeraWulf Series A Preferred Stock issued in June 2021, which issuance was consummated several months subsequent to the entry by Nautilus Cryptomine LLC and Minerva Semiconductor Corp. into the equipment purchase agreement in March 2021 (the “Minerva Agreement”). Minerva Semiconductor Corp.’s investment in the Series A Preferred Stock is not related to the Minerva Agreement nor to any other agreement with TeraWulf and was entered into under the same terms and conditions as any other investor in the Series A Preferred Stock. Upon closing of the mergers and the mandatory conversion of the Series A Preferred Stock, Minerva Semiconductor Corp. is expected to own less than 0.5% of the then outstanding shares of Holdco common stock.

8.	You disclose that TeraWulf has agreed to pay Beowulf E&D an annual fee for the first year in the amount of $7,000,000 payable in monthly installments, and an annual fee equal to the greater of $10,000,000 or $0.0037 per kilowatt hour of electric load utilized by the Facilities thereafter. Please explain your consideration of including the annual fee in your pro forma financial statements.

Response: The Revised Filing contains pro forma financial statements through June 30, 2021. The effects of the annual fee due under the administrative and infrastructure services agreement from the effective date of the agreement to June 30, 2021 is included in column (1) in the pro forma condensed combined statement of operations for the six months ended June 30, 2021 that appears in the Revised Filing. After consultation with TeraWulf, the Registrant respectfully advises that it could be misleading to investors to include the pro forma effects of expenses under the administrative and infrastructure services agreement in pro forma periods prior to the effective date of the administrative and infrastructure services agreement because those expenses include services, among others, for engineering development, construction and operation of bitcoin mining facilities and the benefits of such services would not be equally recognized in such pro forma periods.

9.	You disclose that on June 2, 2021, TeraWulf entered into the Electrical Infrastructure and Equipment Sales Agreement with Somerset, pursuant to which Somerset sold and delivered to TeraWulf certain electrical infrastructure and equipment located in Barker, New York in an “as is” sale with no representations or warranties provided by Somerset with respect to the equipment for $632,000. Please tell us your consideration of including this transaction in your pro forma financial statements.

Response: Please be advised that the accounting consequences related to the electrical infrastructure and equipment sales agreement are included in column (1) in the pro forma condensed combined balance sheet as of June 30, 2021 that appears in the Revised Filing, through a reduction in cash and an increase in property, plant and equipment.

Securities and Exchange Commission

September 20, 2021

10.	We note that in June 15, 2021, TeraWulf consummated a private placement of 2,000,000 shares of TeraWulf’s Series A Preferred Stock, at a price per share of $25.00, to certain individuals and accredited investors, for an aggregate amount of $50.0 million (the “Series A Private Placement”). We further note that the Series A Preferred Stock will automatically convert into shares of TeraWulf Common Stock upon the consummation of an initial public offering by TeraWulf or the consummation of a merger or other transaction following which TeraWulf will be listed on a nationally recognized securities exchange. Please tell us your consideration of including the private placement in your pro forma financial statements.

Response: Please be advised that the accounting consequences related to the issuance of the Series A Preferred Stock are included in column (1) in the pro forma condensed combined balance sheet as of June 30, 2021 that appears in the Revised Filing, through an increase in cash (certain amounts subsequently expended) and an increase in the Series A Preferred Stock, net of issuance costs.

11.	You disclose that on May 13, 2021, the Company and Talen Energy Corporation (the “Members”) entered into a joint venture, Nautilus Cryptomine LLC (“Nautilus”), to develop up to 300 MW of zero-carbon bitcoin mining in Pennsylvania with operations expected to commence in Q2 2022 (the “Joint Venture”). You further disclose that concurrently with the execution of the Joint Venture agreement, TeraWulf assigned the Minerva Purchase Agreement to Nautilus and the Joint Venture counterparty reimbursed the Company $18.0 million for 50% of the deposits made to Minerva as of that date and on June 15, 2021, Nautilus entered into two Non-fixed Price Sales and Purchase Agreements for the purchase of miners from Bitmain Technologies Limited (“Bitmain”) that included an initial deposit of $23.5 by the Company in accordance with its 50% interest in the Joint Venture. Please expand your disclosure to include the accounting treatment to be afforded to the joint venture and tell us your consideration of including the joint venture and related transactions in your pro forma financial statements. Explain your consideration of providing financial statements for the joint venture pursuant to Rule 3-09 of Regulation S-X.

Response: As a result of the passage of time from the last filing, the Revised Filing contains updated financial statements for the period ended June 30, 2021. Please be advised that the accounting treatment for the Joint Venture appears in Notes 2 and 6 of TeraWulf Inc. and its subsidiaries’ unaudited interim condensed consolidated financial statements as of and for the three months ended June 30, 2021. Note 2 of the aforementioned financial statements includes a summary of TeraWulf’s consideration of the accounting related to the joint venture in the unaudited interim condensed consolidated financial statements, which is identically reflected in the pro forma condensed combined financial statements. A relevant excerpt from Note 2 follows:

Securities and Exchange Commission

September 20, 2021

Variable Interest Entities

Variable interest entities (“VIE”) are legal entities in which equity investors do not have (i) sufficient equity at risk for the legal entity to finance its activities without additional subordinated financial support, or (ii) as a group, the holders of the equity investment at risk do not have either the power, through voting or similar rights, to direct the activities of the legal entity that most significantly impact the entity’s economic performance, or (iii) the obligation to absorb the expected losses of the legal entity or the right to receive expected residual returns of the legal entity. The Company would consolidate any VIE in which it has a controlling financial interest through being deemed to be the primary beneficiary of the VIE. The primary beneficiary of a VIE has both of the following characteristics: (1) the power to direct the activities of the VIE that most significantly impact its economic performance; and (2) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could be significant to the VIE. If both characteristics are met, the Company considers itself to be the primary beneficiary and therefore will consolidate that VIE into its consolidated financial statements.

The Company determines whether it is the primary beneficiary of a VIE upon initial involvement with a VIE and reassesses whether it is the primary beneficiary of a VIE on an ongoing basis. The determination of whether an entity is a VIE and whether the Company is the primary beneficiary of a VIE is based upon facts and circumstances for the VIE and requires significant judgments such as whether the entity is a VIE, whether the Company’s interest in a VIE is a variable interest, the determination of the activities that most significantly impact the economic performance of the entity, whether the Company controls those activities, and whether the Company has the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could be significant to the VIE.

In 2021, the Company entered into a joint venture, Nautilus Cryptomine LLC (“Nautilus”) with an unrelated co-venturer, to develop, construct and operate a bitcoin mining facility in Pennsylvania. Due to the initial nature of the joint venture and the continued commitment for additional financing, the Company determined Nautilus is a VIE. While the Company has the ability to exercise significant influence over Nautilus, the Company has determined that it does not have the power to direct the activities that most significantly impact the economic performance of Nautilus. Most rights, obligations, and the power to direct the activities of Nautilus that most significantly impact Nautilus’ economic performance are shared equally by both parties within the joint venture and when not equally shared, are predominantly under the control of the co-venturer, including the co-venturer’s control of the board of managers. As such, the Company has determined that it is not the primary beneficiary of Nautilus and, therefore, has accounted for this entity under the equity method of accounting. Risks associated with the Company’s involvement with Nautilus include a commitment to fund additional equity investments. See Note 6 for additional information.

Equity Method of Accounting

Investee companies that are not consolidated, but over which the Company exercises significant influence, are accounted for under the equity method of accounting. Whether or not the Company exercises significant influence with respect to an investee depends on an evaluation of several factors including, among others, representation on the investee company's board of directors and ownership level, which is generally a 20% to 50% interest in the voting securities of the investee company. Under the equity method of accounting, an investee company's accounts are not reflected within the Company's condensed consolidated balance sheets and statement of operations; however, the Company's share of the earnings or losses of the investee company is reflected in the caption “Equity in net loss of investee, net of tax” in the condensed consolidated statement of operations. The Company's carrying value in an equity method investee company is reflected in the caption “Equity in net assets of investee” in the Company's condensed consolidated balance sheets.

When the Company's carrying value in an equity method investee company is reduced to zero, no further losses are recorded in the Company's condensed consolidated financial statements unless the Company guaranteed obligations of the investee company or has committed additional funding. When the investee company subsequently reports income, the Company will not record its share of such income until it equals the amount of its share of losses not previously recognized.

Securities and Exchange Commission

September 20, 2021

The Company's investment in companies that are accounted for under the equity method of accounting consists of a 50% interest in Nautilus. See Note 6 for additional information.

The Registrant, after consultation with TeraWulf, respectfully advises the Staff that it has considered providing financial statements for the joint venture pursuant to Rule 3-09 of Regulation S-X and believes the criteria of Rule 210.1-02(w) are not met in regard to Nautilus Cryptomine LLC because it was not in existence as of the end of TeraWulf Inc.’s most recently completed fiscal year (March 31, 2021) and, therefore, believes that separate financial statements are not required to be contained in the Filing. Please be advised that Note 6 to TeraWulf Inc. and its subsidiaries’ unaudited interim condensed consolidated financial statements as of and for the three months ended June 30, 2021 includes the condensed financial position and results of operation of Nautilus Cryptomine LLC for the same period. The Registrant further advises the Staff that at each reporting date it will reconsider the provisions of Rule 3-09 of Regulation S-X and the potential need to include the financial statements of Nautilus Cryptomine LLC in future filings.

12.	We note that the unaudited pro forma condensed combined financial information was prepared without the application of held for sale accounting to any long-lived asset or disposal group of IKONICS. Please provide us with your analysis of when it is expected that the applicable held for sale criteria will be met. We refer you to ASC 205-20-45-1E. In addition, please provide disclosure that clearly describes the status of the process to dispose of IKONICS' business and describe in clear terms what the disposal effects will be on the financial statements. Explain why the disposal has not been reflected as an other transaction adjustment. Refer to Rule 11-01(a)(8) of Regulation S-X. This disclosure should discuss the uncertainties and risk from disposing of this business including the potential for a loss to be recognized.

Response: As further discussed in the response to Comment 2, the Revised Filing contains supplemental disclosure discussing the intent to dispose of the legacy IKONICS assets and operations after the consummation of the mergers pursuant to one or more sale transactions in accordance with the requirements of the Contingent Value Rights Agreement.

The Registrant, after consultation with TeraWulf, does not believe that the potential sale of the pre-merger IKONICS’ business meets the “held for sale” requirements of ASC 205-20-45-1E because (i) the merger agreement generally restricts IKONICS’ ability to sell its assets and operations and there is no expectation that IKONICS will commit to a plan to sell its assets and operations until after the consummation of the mergers, and (ii) it is not expected that the IKONICS pre-merger business will be actively marketed for sale until after the consummation of the mergers. In lieu of a description of the status of the process to dispose of IKONICS’ assets or operations, the Revised Filing contains supplemental disclosure further highlighting the restrictions on conducting such a process prior to the consummation of the mergers.

Securities and Exchange Commission

September 20, 2021

13.	Your disclosures indicate that the preliminary estimated CVR portion of the purchase price is computed based primarily on a historical time weighted average of market capitalization of IKONICS less certain working capital items on the balance sheet of IKONICS over the prior eight quarters. Please provide us with your calculation of the preliminary estimated CVR portion of the purchase price. Revise your disclosures to explain in greater detail how you determined the preliminary estimated fair value of the CVR. Explain how you plan to account for changes in the fair value of the CVR at each reporting period. Your response should address how your accounting for the CVR will comply with ASC 805-30-25-6 and 25-7.

Response: The Revised Filing contains supplemental disclosure on page 33 to describe in more detail the determination of the preliminary estimated value of the CVR. Please be advised that the calculation of the preliminary estimated CVR portion of the purchase price used a weighting regime applied to the quarterly adjusted average market capitalizations of IKONICS based on a weighting factor of eight for the second quarter of 2021 and, for each successive prior quarter based on a weighting factor that decreases by a factor of one as compared to the immediately succeeding quarter. For example, the first quarter of 2021 would have a weighting factor of seven and the third quarter of 2019 would have a weighting factor of one.

The Registrant, after consultation with TeraWulf, expects that changes in the contingent consideration represented by the CVR, which is classified as a liability, in accordance with ASC 805-30-35 whereby any change in fair value will first be evaluated to determine if it qualifies as a measurement period adjustment (an unlikely event) or not based on whether information (i) will reflect facts and circumstances that existed at the acquisition date or (ii) will relate to changes resulting from events after the acquisition date. At each reporting date, changes in CVR fair value that are not measurement period adjustments would be reflected in the consolidated statement of operations for that period.

14.	Expand the disclosure in footnote 3(f) to show an estimated or preliminary allocation of the purchase price to the tangible and intangible assets acquired. Also, for each class of intangibles acquired disclose the related amortization period and the related amortization expense should be shown in the pro forma financial statements.

Response: The Revised Filing contains an estimated and preliminary allocation of the purchase price to the tangible and intangible assets acquired in footnote 3(g) to the pro forma condensed combined financial statements. For each class of intangible assets acquired, the related estimated and preliminary amortization period and expense has been disclosed. The amounts disclosed in footnote 3(g) are reflected in the pro forma condensed combined financial statements.

Securities and Exchange Commission

September 20, 2021

Risk Factors, page 35

15.	We note that your articles of incorporation will contain an exclusive forum provision. Please describe the provision in your registration statement and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your registration statement to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response: Article XII of the form of Holdco’s post-merger amended and restated certificate of incorporation has been revised to state, in relevant part, that the exclusive forum provision “shall not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction.” Please see pages 177, F-6 and G-19 in the Revised Filing for related supplemental disclosure. In addition, the Revised Filing includes an additional risk factor in the section titled “Risk Factors” relating to the exclusive forum provision in Holdco’s amended and restated certificate of incorporation. Please see pages 44 and 45.

Background to the Mergers, page 60

16.	We note your disclosure that the Board determined the pre-transaction valuation for TeraWulf was $2.0 billion. Please revise to discuss how the board determined that this was fair and reasonable. In addition, include more detailed disclosure regarding how this valuation was prepared, including the companies compared and the metrics used in the comparison.

Response: The references to the pre-transaction values of TeraWulf represent valuations implied by the relative ownership and the market capitalization of IKONICS at each point in the negotiations. The Revised Filing contains supplemental and revised disclosure to more clearly state the nature of the implied valuations throughout the course of negotiations among IKONICS and TeraWulf.

Securities and Exchange Commission

September 20, 2021

17.	Please revise your disclosure throughout this section to provide greater detail regarding the background of the transaction, including the material issues discussed and key negotiated terms. The disclosure should provide shareholders with an understanding of how, when, and why the material terms of your proposed transaction evolved and why this transaction is being recommended as opposed to any alternatives. In your revised disclosure, please ensure that you address the following:
•	the material terms for any proposals and subsequent proposals and counter offers;
•	how you determined valuations and why you consider them reasonable;
•	at what point other strategic alternatives were eliminated from consideration.

Response: The Revised Filing contains supplemental and revised disclosure under the heading “Background to the Mergers” to, among other things, provide additional detail of the background of the transaction, including the items noted by the Staff, beginning on page 63.

Financial Forecasts, page 69

18.	We note that your forecasts assume "bitcoin’s growth from a starting point of $35,000 and increasing at a rate of 1% per month." For clarity, please revise to provide the associated Bitcoin value at each year end using that assumption.

Response: The forecasts were prepared based on projected average prices of one bitcoin over each period rather than a single year-end value. Accordingly, the tabular disclosure of the forecasts set forth on page 76 of the Revised Filing has been supplemented to include a separate line providing the projected average bitcoin price for each fiscal year presented.

Securities and Exchange Commission

September 20, 2021

19.	We note the assumptions used in preparing your projections through 2027. Please clarify the following:

•	the basis for the 1% monthly growth in Bitcoin over the six year period;
•	how you determined that the network hashrate will be ~498 Eh/s at the end of 2027 and how you assumed a planned expansion with approximately 230,000 miners deployed by 2027E. In that regard, we note that over the last six years the Bitcoin hashrate has increased by a substantially greater degree than your projections for hashrate over the next six years;
•	the assumed overall network hash rate at the end of each period presented;
•	The basis for growth in average bitcoin transaction fees as a percentage of mining revenue from a starting point of 7.5% increasing ratably to 54.4% by 2027E
•	How you determined that mining equipment cost of $50/TH and how you considered increases in mining equipment costs and supply constraints.
•	whether you assumed increases in ASIC efficiency in TH per watt, and, if so, what rate you used for your assumptions for each period presented; and
•	your assumptions regarding your power costs and selling, general and administrative expenses for the periods presented in your forecasts.

In addition, please revise to explain how you have a reasonable basis to project results six years in the future given that TeraWulf has not generated any revenue and has a limited operating history.

Response: The Revised Filing contains supplemental disclosure clarifying several assumptions underlying the projections, including each of the items identified in the Staff’s comments, beginning on page 75.

In evaluating the reasonableness of the assumed 1% monthly growth in the value of one bitcoin, IKONICS compared historical changes in bitcoin values over the prior 12, 24, and 36 months, each of which substantially exceeded 1%. Because increases in the bitcoin growth rate would have only increased the valuation implied by the model, we viewed the 1% growth rate to be reasonable in light of the potential continued volatility and relative uncertainty inherent in predicting the value of bitcoin and cryptocurrencies generally.

20.	Please revise this section to provide balancing disclosure regarding the limitations on the underlying assumptions. As part of your discussion, address the speculative nature of assessing the future difficulty and hash rate of the Bitcoin network given the past rates of increase, and the expected efficiency improvements in ASIC miners, in addition to your other underlying assumptions.

Response: The Revised Filing contains supplemental balancing disclosure regarding the limitations on the underlying assumptions on page 77. Such discussion is intended to further supplement the risk factors set forth the Revised Filing.

Securities and Exchange Commission

September 20, 2021

TeraWulf's Forecasts, page 70

21.	Please revise to disclose in greater detail the basis for and the nature of the key elements and material assumptions underlying the forecasts for revenue, gross profit, net income, EBITDA and capital expenditures. Explain how you determined that the assumptions are reasonable and the level of support is persuasive considering the volatility in the entire cryptocurrency industry, including the value of bitcoin; cryptocurrencies are a relatively new concept and asset class and; Bitcoin has a limited history and its price has been particularly volatile. Explain how your underlying forecasts consider the supply constraints at chip foundries, which you disclose are expected to impact pricing and delivery schedule. Please note that an absence of adequate support may preclude a registrant's ability to include prospective financial statements in the filing. Additionally, a company with a limited operating history may not have a reasonable basis to present a financial forecast beyond one year.

Response: The Revised Filing contains supplemental disclosure describing in further detail the key elements and material assumptions of bitcoin mining economics underlying TeraWulf’s financial forecasts. Please see pages 75 to 77.

22.	We note that substantially all TeraWulf’s revenue will be derived from two primary sources: earning bitcoin rewards and transaction fees for validating transactions. Please disaggregate revenue to include estimated revenue for bitcoin rewards and transaction fees. Provide the underlying assumptions and metrics for each of these revenue line items that supports your estimates.

Response: The Revised Filing includes a table disaggregating the components of revenue and explanatory footnotes relating to the bitcoin rewards revenue and transaction fee revenue. Please see pages 76 and 77.

BitCoin Mining and BitCoin Network, page 112

23.	Please discuss how the company will utilize mining pools and how mining pools operate. As part of your discussion, explain whether the company will aggregate the hashing power into pools hosted by third-parties, or if they the company intends to operate its own mining pool. To the extent applicable, be sure to address the fees associated with third-party pool operators and tell us whether you have any agreements with any pool operators.

Response: The Revised Filing includes a description of the operation of third-party mining pools and TeraWulf’s plans to utilize one or more third-party mining pools. Please see pages 119 and 120.

Securities and Exchange Commission

September 20, 2021

Planned Mining Operations, page 113

24.	Please revise your disclosure to discuss whether you have a policy regarding when you intend to sell Bitcoin for fiat currency to fund operations or growth, whether you intend to acquire digital assets other than Bitcoin, what exchange you intend to use for converting your Bitcoin to fiat currency, and the fees generally incurred for conversion. To the extent you have an agreement with a third-party exchange, please disclose the material terms and file the agreement as an exhibit.

Response: The Revised Filing includes supplemental information with respect to TeraWulf’s plans and policies to exchange bitcoin for fiat currency. Please see page 121.

Management's Discussion and Analysis of TeraWulf's Financial Condition and Results of Operations
Liquidity and Capital Resources, page 129

25.	You disclose that TeraWulf’s present capital resources are not sufficient to fund the planned development of its business, including the projected build out of its bitcoin mining facility sites, for a twelve-month period without additional sources of capital. Please revise to include a detailed discussion of your ability to meet your liquidity needs both on a long-term and short-term basis. Specifically, disclose the minimum funding that will be required to remain in business for at least the next 12 months. Also, disclose the minimum period of time you will be able to conduct planned operations using currently available capital resources. Your disclosures should also discuss your ability to satisfy your obligations according the various agreements relating to TeraWulf’s business and operations as disclosed beginning on page 114 of your filing. We refer to Item 303(a) of Regulation S-K.

Response: The Revised Filing includes supplemental disclosure further addressing TeraWulf’s ability to meet its liquidity needs and a related table setting forth TeraWulf’s contractual obligations and other commitments beginning on page 136.

26.	Your liquidity disclosures indicate that certain factors, among others, raise doubt about TeraWulf’s ability to continue as a going concern. Please describe management’s plans in greater detail and whether those plans alleviate substantial doubt as to your ability to continue as a going concern. Address any additional information about relevant events or conditions and management’s plans that have become available in subsequent interim periods. We refer to ASC 205-40-50-(12 through 14).

Response: The Revised Filing describes in greater detail TeraWulf’s plans to fund the development of its business operations. Please see pages 136 and 137.

Securities and Exchange Commission

September 20, 2021

Certain Relationships and Related Party Transactions, page 153

27.	We note that this section identifies several transactions as related party transactions. Please revise to identify the related party and to provide the nature of the relationship to the issuer, and the aggregate payments to be made for each transaction. Refer to Item 18(a)(7)(iii) of Form S-4 and Item 404 of Regulation S-K. In addition, it appears that Beowulf E&D provides the office space for your headquarters, but that transaction is not included in your related party transaction discussion. Please revise.

Response: The Revised Filing includes supplemental and revised disclosure to more specifically identify related parties, the nature of their relationship to TeraWulf, and the payments to be made under such related party transactions starting on page 161. In addition, the Revised Filing includes a discussion of the office space provided by Beowulf E&D. Please see page 162.

Security Ownership of Certain Beneficial Owners...of TeraWulf, page 176

28.	Please disclose the natural person or persons who exercise sole or shared voting and/or dispositive powers with respect to the shares held by Stammtisch Investments LLC and AOW Capital LLC.

Response: As addressed in the Registrant’s response to Comment 1, the Revised Filing reflects recent changes to the significant stockholders of TeraWulf. For each of TeraWulf’s current significant stockholders, the Revised Filing includes footnotes to the beneficial ownership tables disclosing the natural person or persons who exercise voting and/or dispositive powers with respect to the shares held. Please see pages 184 to 186.

29.	Please tell us whether the beneficial ownership table accounts for the conversion of the Series A Preferred stock sold in the private placement that concluded on June 15, 2021. To the extent it does not, please revise to include the beneficial ownership of officers, directors, and greater than 5% for each class of securities outstanding and provide a discussion of the conversion features.

Response: The Revised Filing contains revisions to clarify that (x) the beneficial ownership table for TeraWulf common stock does not include shares of TeraWulf common stock issuable upon conversion of the Series A Preferred Stock and (y) the beneficial ownership table for Holdco common stock includes shares of Holdco common stock issuable upon conversion of the Series A Preferred Stock. The Registrant further advises the Staff that no holder of Series A Preferred Stock is expected to hold 5% or more of the shares of Holdco common stock following the consummation of the mergers. Please see pages 184 to 186.

Securities and Exchange Commission

September 20, 2021

TeraWulf, Inc.
Financial Statements
Note 1. Organization and Significant Accounting Policies, page H-9

30.	Please disclose in sufficient detail your revenue recognition accounting policy.

Response: The Revised Filing discloses TeraWulf’s revenue recognition policy in Note 2 of TeraWulf Inc. and subsidiaries’ unaudited interim condensed consolidated financial statements as of and for the three months ended June 30, 2021. A relevant excerpt from Note 2 follows:

Revenue recognition

The Company recognizes revenue under FASB ASC 606 “Revenue from Contracts with Customers.” The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

•	Step 1: Identify the contract with the customer

•	Step 2: Identify the performance obligations in the contract

•	Step 3: Determine the transaction price

•	Step 4: Allocate the transaction price to the performance obligations in the contract

•	Step 5: Recognize revenue when the Company satisfies a performance obligation

In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised good or service that is distinct. A performance obligation meets ASC 606’s definition of a “distinct” good or service (or bundle of goods or services) if both of the following criteria are met: The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct), and the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract).

If a good or service is not distinct, the good or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct.

The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. When determining the transaction price, an entity must consider the effects of all of the following:

•	Variable consideration

•	Constraining estimates of variable consideration

•	The existence of a significant financing component in the contract

•	Noncash consideration

•	Consideration payable to a customer

Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.

Securities and Exchange Commission

September 20, 2021

Mining pools

The Company intends to enter into cryptocurrency mining pools by executing contracts with the mining pool operators to provide computing power to the mining pool. The contracts are expected to be terminable at any time by either party and our enforceable right to compensation only begins when the Company provides computing power to the mining pool operator. In exchange for providing computing power, the Company will be entitled to a fractional share of the fixed cryptocurrency award the mining pool operator receives (less fees to the mining pool operator), for successfully adding a block to the blockchain. The Company’s fractional share is based on the proportion of computing power the Company contributed to the mining pool operator to the total computing power contributed by all mining pool participants in solving the current algorithm.

Consideration is constrained from recognition until the mining pool operator successfully places a block (by being the first to solve an algorithm) and the Company receives confirmation of the consideration it will receive; at this time, cumulative revenue is no longer probable of significant reversal, i.e., associated uncertainty is resolved. Fair value of the cryptocurrency award received is determined using the quoted price of the related cryptocurrency at the time of receipt.

There is no significant financing component in these transactions. There is, however, consideration payable to the customer in the form of a pool operator fee, payable only if the pool is the first to solve the equation; this fee will be deducted from the proceeds the Company receives and will be recorded as contra-revenue, as it does not represent a payment for a distinct good or service.

Providing computing power in cryptocurrency transaction verification services will be an output of the Company’s ordinary activities. The provision of providing such computing power is a performance obligation. The transaction consideration the Company receives, if any, is non-cash consideration and is all variable. Fair value of the cryptocurrency award received for cryptocurrency transaction verification services is determined using the quoted price of the related cryptocurrency at the time of receipt. There is no significant financing component in these transactions.

Cryptocurrencies

Cryptocurrencies, including bitcoin, will be included in current assets in the consolidated balance sheets. Cryptocurrencies purchased will be recorded at cost and cryptocurrencies awarded to the Company through the Company’s mining activities will be accounted for in connection with the Company’s revenue recognition policy disclosed above.

Cryptocurrencies will be accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the cryptocurrency at the time its fair value is being measured. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If the Company concludes otherwise, the Company is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

Securities and Exchange Commission

September 20, 2021

Purchases of cryptocurrencies made by the Company will be included within investing activities in the consolidated statements of cash flows, while cryptocurrencies awarded to the Company through its mining activities will be included as a non-cash adjustment within operating activities on the consolidated statements of cash flows. The sales of cryptocurrencies will be included within investing activities in consolidated statements of cash flows and any realized gains or losses from such sales will be included in other income (expense) in the consolidated statements of operations. The Company will account for its gains or losses in accordance with the first in first out (“FIFO”) method of accounting.

There is currently no specific definitive guidance under GAAP or alternative accounting framework for the accounting for cryptocurrencies recognized as revenue or held, and management has exercised significant judgment in determining the appropriate accounting treatment. In the event authoritative guidance is enacted by the FASB, the Company may be required to change its policies, which could have an effect on the Company’s consolidated financial position and results from operations.

General

31.	We note that the Articles of Incorporation include a provision renouncing the corporate opportunities doctrine "relating to the Sponsor’s continued involvement in (A) the Bitcoin mining business in Hardin, MT, that is in existence as of the date of the filing of this Amended and Restated Certificate of Incorporation, on behalf of Beowulf Energy LLC in connection with its building and operation of a data center for Marathon Digital Holdings Inc." In an appropriate location in the prospectus, please revise to disclose the nature of the Sponsor's relationship with the enumerated entities, the identity of the Sponsor and affiliated entities, and any potential conflicts of interest.

Response: The Revised Filing includes supplemental disclosure with respect to the limited renouncement of the corporate opportunities doctrine in relation to the bitcoin mining business in Hardin, Montana, in connection with building and operation by Beowulf Energy LLC of a data center for Marathon Digital Holdings Inc. See pages 176 and 177.

Please contact us if we can further assist your review of the filings.

Very truly yours,

IKONICS CORPORATION

By:	/s/ Glenn Sandgren
Glenn Sandgren
Chief Executive Officer

cc:	Jon Gerlach, Chief Financial Officer W. Morgan Burns, Faegre Drinker Biddle & Reath LLP Joshua L. Colburn, Faegre Drinker Biddle & Reath LLP W. Jason Deppen, Faegre Drinker Biddle & Reath LLP